FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For January 26, 2006
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Press Release
SIEMENS AG SEGMENT INFORMATION (continuing operations — unaudited)
SIEMENS AG CONSOLIDATED STATEMENTS OF INCOME (unaudited)
SIEMENS AG CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
SIEMENS AG CONSOLIDATED BALANCE SHEETS (unaudited)
SIGNATURES

Key figures (1)

		1st quarter (2)
		2006	2005
	Income from continuing operations (in millions of euros)	815	1,083

	Loss from discontinued operations, net of income taxes (in millions of euros)	(2)	(82)
	Net income	813	1,001
	(in millions of euros)

	Earnings per share from continuing operations (3)	0.92	1.22
	(in euros)
	Loss per share from discontinued operations (3)	(0.01)	(0.10)
	(in euros)
	Earnings per share (3)	0.91	1.12
	(in euros)

	Net cash from operating and investing activities (4)	(820)	(2,006)
	(in millions of euros)
therein:	Net cash used in operating activities	(17)	(974)
	Net cash used in investing activities	(803)	(1,032)

	Group profit from Operations (4)	1,402	1,565
	(in millions of euros)

	New orders (4)	26,788	20,412
	(in millions of euros)

	Sales (4)	20,719	17,030
	(in millions of euros)

	December 31, 2005	September 30, 2005
Employees (4) (in thousands)	468	461
Germany	165	165
International	303	296

(1)	Unaudited, focused on continuing operations. (Discontinued operations consist of discontinued mobile devices activities).
(2)	October 1, 2005 and 2004 — December 31, 2005 and 2004, respectively.
(3)	Earnings per share — basic.
(4)	Continuing operations.

Note: “Group profit from Operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” on the table “Segment information” included in this release.

Earnings Release Munich, January 26, 2006

Siemens in the first quarter 2006 (October 1, 2005 to December 31, 2005)

•	Orders rose to €26.788 billion, up 31% compared to the first quarter a year earlier, and sales increased 22%, to €20.719 billion.

•	Group profit from Operations was €1.402 billion, including €351 million in severance charges in the Information and Communications business area. A year earlier, Group profit from Operations was €1.565 billion.

•	Net income was €813 million compared to €1.001 billion in the prior-year period.

•	On a continuing basis, net cash from operating and investing activities was a negative €820 million, reflecting a significant increase in net working capital in line with growth. A year earlier, net cash from operating and investing activities was a negative €2.006 billion, including €1.496 billion in supplemental cash pension contributions.

“The first quarter demonstrates that Siemens’ business portfolio delivers strong growth on the combination of innovative solutions, strong presence in growth markets and acquisitions,” said Siemens CEO Klaus Kleinfeld. “Most Groups showed higher earnings, however, net income was affected by severance charges at Com and SBS. With 2006 off to a good start all our measures along with the Product Related Services disposal are directed towards our 2007 targets.”

For the first quarter of fiscal 2006, ended December 31, 2005, Siemens reported net income of €813 million, basic earnings per share of €0.91, and diluted earnings per share of €0.87. In the first quarter a year earlier, net income was €1.001 billion and basic and diluted earnings per share were €1.12 and €1.08, respectively. Discontinued operations lost €2 million in the quarter, compared to €82 million in the same period a year earlier. Excluding discontinued operations, income from continuing operations in the first quarter was €815 million, and corresponding basic and diluted earnings per share were €0.92 and €0.87, respectively. A year earlier, income from continuing operations was €1.083 billion, and corresponding basic and diluted earnings per share were €1.22 and €1.16, respectively.

Group profit from Operations was €1.402 billion compared to €1.565 billion a year earlier. The difference was due primarily to sharply higher severance charges in the Information and Communications Groups. Siemens Business Services (SBS) took €207 million in severance charges and posted a substantially higher loss compared to the first quarter a year earlier, and Communications (Com) took €144 million in severance charges. These combined charges offset a gain of €356 million at Com from sales of shares in Juniper Networks, Inc. (Juniper). A year earlier, Com recorded a €208 million gain in the first quarter from Juniper share sales. Aside from Com and SBS, all other Groups within Operations increased their earnings year-over-year except for Power Generation (PG), which sustained an adverse settlement in arbitration. PG nevertheless remained among Siemens’ earnings leaders, along with Automation and Drives (A&D), Medical Solutions (Med), Siemens VDO Automotive (SV) and Osram.

Earnings from Financing and Real Estate activities were €132 million compared to €136 million in the first quarter a year ago. Earnings from Corporate Treasury activities were also lower year-over-year, at €65 million compared to €104 million. The difference is an outcome of the shift in Siemens’ net debt position associated with substantial cash outflows for acquisitions and a build-up of net working capital associated with growth. Net income was further reduced by higher centrally carried pension expense, which resulted from a reduction in the discount rate assumption at the end of fiscal 2005.

First-quarter orders of €26.788 billion were up 31% compared to the first quarter a year earlier, including an unusually high level of large orders. Sales increased 22% year-over-year, to €20.719 billion. Excluding currency and portfolio effects, first-quarter orders rose 13% and sales were up 7% year-over-year, with strong order contributions from Power Transmission and Distribution (PTD), Transportation Systems (TS), PG, Siemens Building Technologies and A&D. On a regional basis, growth was strongest in Asia-Pacific. In China, orders and sales rose 73% and 59%, while growth was even stronger in India, where orders more than tripled year-over-year. For Asia-Pacific as whole, orders increased 70% year-over-year and sales rose 44%.

On a continuing basis, Operations in the first quarter used €930 million in net cash from operating and investing activities, including outflows for investments and acquisitions, as well as a significant build-up of net working capital. In the prior-year period, operating and investing activities within Operations used net cash of €1.998 billion, including PG’s acquisition of its wind power business and €1.496 billion in supplemental pension plan contributions. For Siemens on a continuing basis, operating and investing activities in the first quarter used net cash of €820 million, compared to net cash used of €2.006 billion a year earlier.

Operations in the first quarter of fiscal 2006

Information and Communications

Communications (Com)

	First Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	323	372	(13)%
Group profit margin	9.4%	12.0%

Sales	3,420	3,104	10%	4%
New orders	3,894	3,544	10%	3%

*	Excluding currency translation effects of 6% on sales and orders, and portfolio effects of 1% on orders.

     Com recorded double-digit growth in the first quarter, increasing sales to €3.420 billion and orders to €3.894 billion. Volume growth came from Com’s large carrier networks business, which also increased its earnings contribution year-over-year. While the enterprise networks business posted a modest increase in sales year-over-year, significant severance charges contributed to a loss compared to a positive contribution a year earlier. Com’s devices business declined compared to the prior year. For Com overall, Group profit of €323 million included €356 million from the sale of its remaining Juniper shares, more than offsetting a total of €144 million in severance charges. For comparison, Group profit of €372 million in the first quarter a year earlier included €208 million in gains from Juniper share sales.

Siemens Business Services (SBS)

	First Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	(229)	(25)
Group profit margin	(16.3)%	(2.0)%

Sales	1,406	1,256	12%	4%
New orders	1,505	1,850	(19)%	(23)%

*	Excluding currency translation effects of 2% on sales and orders, and portfolio effects of 6% and 2% on sales and orders, respectively.

Orders at SBS in the first quarter reached €1.505 billion but came in below the high level of the prior-year period, which included a larger contribution from long-term outsourcing contracts partly involving acquisitions. Conversion of these earlier orders to current business contributed to SBS’ 12% rise in first-quarter sales year-over-year. Severance charges totaling €207 million contributed substantially to the Group’s loss of €229 million for the quarter.

During the quarter, SBS reached an agreement to sell its Product Related Services business to a Siemens joint venture, Fujitsu Siemens Computers BV. The transaction is expected to close in the third quarter.

Automation and Control

Automation and Drives (A&D)

	First Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	354	298	19%
Group profit margin	12.1%	13.0%

Sales	2,928	2,295	28%	8%
New orders	3,628	2,554	42%	15%

*	Excluding currency translation effects of 4% and 5% on sales and orders, respectively, and portfolio effects of 16% and 22% on sales and orders, respectively.

In the first quarter, A&D increased Group profit 19% to €354 million, including positive contributions from Flender Holding GmbH and Robicon Corp., acquired in the fourth quarter of fiscal 2005. Sales and orders climbed to €2.928 billion and €3.628 billion, respectively, as A&D combined volume from its new activities with broad-based organic growth, particularly in China and India.

Beginning in fiscal 2006, A&D includes the Electronics Assembly Systems division on a retroactive basis, to provide a meaningful comparison with prior periods. The division was formerly part of the Logistics and Assembly Systems Group (L&A), which was dissolved as of the beginning of fiscal 2006.

Industrial Solutions and Services (I&S)

	First Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	55	35	57%
Group profit margin	2.8%	2.6%

Sales	1,978	1,368	45%	11%
New orders	2,705	1,749	55%	(2)%

*	Excluding currency translation effects of 6% and 5% on sales and orders, respectively, and portfolio effects of 28% and 52% on sales and orders, respectively.

Beginning in fiscal 2006, I&S includes the Airport Logistics and Postal Automation divisions, formerly of L&A, on a retroactive basis. Results for I&S also include significant portions of VA Technologie AG (VA Tech), which Siemens acquired between the periods under review.

I&S recorded a broad-based rise in first-quarter Group profit, to €55 million, including positive contributions from its new businesses. Sales rose to €1.978 billion, on double-digit organic growth combined with new revenues from the Group’s expansion. Orders climbed to €2.705 billion, primarily due to new volume from the VA Tech business, particularly a large order in Poland.

Siemens Building Technologies (SBT)

	First Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	50	49	2%
Group profit margin	4.5%	4.9%

Sales	1,102	1,010	9%	4%
New orders	1,373	1,088	26%	19%

*	Excluding currency translation effects of 4% and 6% on sales and orders, respectively, and portfolio effects of 1% on sales and orders.

Group profit at SBT was €50 million in the first quarter. For comparison, Group profit of €49 million in the same period a year earlier included a gain on the sale of an investment. Sales of €1.102 billion in the first quarter were up 9% year-over-year, and orders climbed 26%, to €1.373 billion, including broad-based growth in SBT’s security, safety, building comfort and building automation solutions.

Power

Power Generation (PG)

	First Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	177	214	(17)%
Group profit margin	8.5%	13.6%

Sales	2,074	1,578	31%	16%
New orders	4,060	2,485	63%	44%

*	Excluding currency translation effects of 4% on sales and orders, and portfolio effects of 11% and 15% on sales and orders, respectively.

PG contributed Group profit of €177 million in the first quarter. The difference compared to the prior year is due to an adverse result in arbitration related to a turnkey project in the Philippines, which dates back to 1999 and for which the Group had previously taken some provisions. The decline in earnings margin also reflects the shift in the Group’s sales mix toward faster growth in industrial turbine and alternative energy activities relative to fossil power generation. Sales climbed 31% compared to the prior-year period, to €2.074 billion, and orders jumped 63%, to €4.060 billion, on broad-based demand including major orders in Europe and Asia-Pacific.

Power Transmission and Distribution (PTD)

	First Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	84	52	62%
Group profit margin	5.8%	6.2%

Sales	1,456	834	75%	23%
New orders	2,473	1,093	126%	72%

*	Excluding currency translation effects of 9% and 13% on sales and orders, respectively, and portfolio effects of 43% and 41% on sales and orders, respectively.

     PTD posted higher Group profit of €84 million in the first quarter, combining a positive contribution from its portion of the VA Tech acquisition with broad-based earnings increases in its existing businesses. PTD also delivered significant organic growth to go along with new volume from VA Tech, particularly in its High Voltage division which won two large contracts in the Middle East. As a result, PTD’s sales climbed 75% year-over-year, to €1.456 billion, and the Group’s orders more than doubled, to a record €2.473 billion.

Transportation

Transportation Systems (TS)

	First Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	21	20	5%
Group profit margin	2.0%	2.0%

Sales	1,064	1,014	5%	1%
New orders	2,077	1,230	69%	65%

*	Excluding currency translation effects of 2% and 3% on sales and orders, respectively, and portfolio effects of 2% and 1% on sales and orders, respectively.

First-quarter Group profit at TS was up year-over-year, at €21 million, and sales also rose compared to the same quarter a year earlier. Orders for TS overall surged 69% year-over-year, to €2.077 billion, on major new orders for trains in China, Spain and Austria, as well as rising demand for mass transit and rail automation solutions.

Siemens VDO Automotive (SV)

	First Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	163	144	13%
Group profit margin	6.7%	6.3%
Sales	2,448	2,285	7%	2%
New orders	2,448	2,294	7%	2%

*	Excluding currency translation effects of 5% on sales and orders.

SV’s first-quarter Group profit of €163 million includes higher R&D investments compared to the prior year and a gain on the sale of its portion of a joint venture in North America. Sales and orders were up 7% compared to the first quarter a year earlier, led by growth in the Powertrain division and Chassis and Carbody division.

Medical

Medical Solutions (Med)

	First Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	246	215	14%
Group profit margin	12.4%	13.0%

Sales	1,984	1,656	20%	11%
New orders	2,156	2,030	6%	(1)%

*	Excluding currency translation effects of 7% and 6% on sales and orders, respectively, and portfolio effects of 2% and 1% on sales and orders, respectively.

In the first quarter, Med increased Group profit 14% year-over-year, to €246 million. The Group’s earnings margin reflects currency-related effects, as well as higher R&D investments compared to the prior-year period. Installations of Med’s advanced diagnostics imaging solutions drove a double-digit increase in sales, which reached €1.984 billion, and took orders up to €2.156 billion for the quarter.

Lighting

Osram

	First Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	125	120	4%
Group profit margin	10.8%	11.1%

Sales	1,158	1,083	7%	1%
New orders	1,158	1,083	7%	1%

*	Excluding currency translation effects of 6% on sales and orders.

Osram increased its first-quarter Group profit to €125 million and sales rose 7%, to €1.158 billion. Higher revenues, particularly including growth in the Americas, led to higher capacity utilization and improved earnings in the Group’s largest division, General Lighting.

Other Operations

Other Operations consist of centrally held operating businesses not related to a Group. These businesses include joint ventures, equity investments, a small portion of the VA Tech acquisition, and the Dematic businesses which were carved out of the former Logistics and Assembly Systems Group. In the first quarter, Group profit from Other Operations was €33 million, down from €71 million a year earlier due largely to losses in the Dematic businesses. Sales for Other Operations totaled €997 million compared to €744 million a year earlier.

Corporate items, pensions and eliminations

Corporate items, pensions and eliminations totaled a negative €329 million in the first quarter, compared to a negative €270 million in the same period a year earlier. The primary difference year-over-year is an increase in centrally carried pension expense, resulting from a reduction in the discount rate assumption at September 30, 2005.

Financing and Real Estate

Siemens Financial Services (SFS)

	First Quarter
(€ in millions)	2006	2005	% Change
Income before income taxes	79	99	(20)%

	Dec. 31,	Sept. 30,
	2005	2005
Total assets	10,398	10,148	2%

Income before income taxes at SFS was €79 million in the first quarter. For comparison, the prior-year level included a gain on the sale of an investment. Total assets at the end of the current period were 2% higher compared to the end of fiscal 2005 due to expanded leasing activities.

Siemens Real Estate (SRE)

	First Quarter
(€ in millions)	2006	2005	% Change
Income before income taxes	53	37	43%

Sales	411	383	7%

	Dec. 31,	Sept. 30,
	2005	2005
Total assets	3,361	3,496	(4)%

In the first quarter, SRE recorded income before income taxes of €53 million compared to €37 million in the prior-year period. The difference includes positive effects in the current year related to sales of real property.

Eliminations, reclassifications and Corporate Treasury
Income before income taxes from Eliminations, reclassifications and Corporate Treasury was €65 million compared to €104 million a year earlier. The difference was due mainly to reduced interest rate hedging activities not qualifying for hedge accounting, as business growth, particularly involving substantial cash outflows for acquisitions and a build-up of net working capital, resulted in a shift in Siemens’ net debt position.

Income statement highlights in the first quarter 2006
Siemens reported first-quarter net income of €813 million compared to €1.001 billion a year earlier. Excluding discontinued operations, income from continuing operations was €815 million compared to €1.083 billion in the first quarter a year earlier.

Gross profit increased 3% year-over-year, due to a significant increase in sales compared to the prior-year period. Gross profit margin declined, however, to 27.1% from 31.9%, reflecting substantial severance charges at Com and SBS, as well as a lower margin at PG resulting from the change in sales mix and adverse arbitration settlement mentioned above. Research and development expenses were 6.2% of sales, down from 6.6% in the first quarter a year earlier. Marketing, selling and general administrative expenses increased but declined as a percent of sales, from 19.5% to 18.0%.

Other operating income (expense), net rose to €69 million from €17 million in the first quarter of fiscal 2005, in part due to gains from real property sales. Income (expense) from financial assets and marketable securities, net was €340 million, up from €299 million in the first quarter a year earlier. Gains on sales of Juniper shares were €356 million in the current period and €208 million in the prior-year period.

Sales and order trends for the first quarter fiscal 2006
Sales for the first quarter of fiscal 2006 were €20.719 billion, a 22% increase from €17.030 billion in the prior-year period. Orders of €26.788 billion were up 31% from €20.412 billion a year earlier, including particularly strong demand in Asia-Pacific. Excluding currency translation effects and the net effect of acquisitions and dispositions, sales were up 7% and orders rose 13%. Large new contracts were numerous and well-distributed, both geographically and among the Groups.

International sales rose 27% year-over-year, to €16.641 billion, and orders rose 37% compared to the prior-year period, to €21.970 billion. In Germany, acquisitions pushed sales up 3%, to €4.078 billion, while orders rose 10%, to €4.818 billion, on a balance of both acquisitions and organic growth. In Europe outside Germany, sales for the first quarter of fiscal 2006 rose 17% year-over-year, to €6.673 billion, including organic growth and acquisitions. Orders in Europe outside Germany increased 28%, to €8.148 billion, with a strong contribution from acquisitions. The growth in U.S. sales and orders, up 14% at €3.835 billion and up 19% at €4.398 billion, respectively, was strongly influenced by currency translation effects. This factor also influenced growth in Asia-Pacific, where sales of €2.852 billion were 44% higher than in the prior-year period and orders climbed 70% year-over-year, to €4.864 billion. Within Asia-Pacific, sales in China were up 59%, at €999 million, and orders in China surged 73%, to €1.894 billion.

Liquidity for the first quarter 2006
On a continuing basis, operating and investing activities used net cash of €820 million in the first quarter of fiscal 2006 compared to net cash used of €2.006 billion in the first quarter of fiscal 2005.

			SFS, SRE and
			Corporate
Continuing operations	Operations		Treasury *		Siemens
	First Quarter
(€ in millions)	2006	2005	2006	2005	2006	2005
Net cash provided by (used in):
Operating activities	(456)	(1,342)	439	368	(17)	(974)
Investing activities	(474)	(656)	(329)	(376)	(803)	(1,032)

Net cash provided by (used in) operating and investing activities — continuing operations	(930)	(1,998)	110	(8)	(820)	(2,006)

*	Also includes eliminations and reclassifications.

Within Operations, net cash used in operating and investing activities was €930 million compared to €1.998 billion in net cash used in the same period a year earlier. In addition to €435 million in outflows for investments and acquisitions, net working capital rose significantly in line with overall business growth. This increase was partly offset by a rise in other current liabilities due to higher advance payments, which are also associated with strong order growth, particularly at PG and TS. The current period also included higher proceeds from the sale of Juniper shares. The prior-year period included PG’s acquisition of its wind power business and €1.496 billion for supplemental contributions to Siemens pension plans.

The two other components of Siemens, which include Financing and Real Estate and Corporate Treasury, provided net cash from operating and investing activities of €110 million in the first quarter of fiscal 2006. In the prior-year period these components used net cash from operating and investing activities of €8 million.

Funding status of pension plans
Siemens reduced the under-funding of its principal pension plans as of December 31, 2005 to approximately €3.1 billion from approximately €3.5 billion at September 30, 2005. The improvement includes a return on plan assets for the first three months of fiscal 2006 of €443 million, or 8.9% on an annualized basis, which is above the expected annual return of 6.7%.

Economic Value Added
Economic Value Added (EVA) in the first quarter of fiscal 2006 was positive but below the level a year earlier.

Starting today at 10 a.m. CET, we will provide a live video webcast on the internet of Chairman of the Supervisory Board Dr. Heinrich v. Pierer’s, CEO Dr. Klaus Kleinfeld’s and CFO Heinz-Joachim Neubürger’s speeches to the Annual Shareholders’ Meeting at the Olympic Hall in Munich, Germany. You can access the webcast at www.siemens.com/press/agm. A video of the speeches will be available after the live webcast. Starting at 8:30 a.m. CET, Siemens CFO Heinz-Joachim Neubürger will hold a conference with analysts and investors. You can follow the conference live on the internet by going to www.siemens.com/analystconference.

This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products or technologies by other companies, lack of acceptance of new products or services by customers targeted by Siemens worldwide, changes in business strategy and various other factors. More detailed information about certain of these factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS AG
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for three months ended December 31, 2005 and 2004 and as of September 30, 2005
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Operations Groups
Communications (Com)	3,894	3,544	3,354	3,003	66	101	3,420	3,104	323	372
Siemens Business Services (SBS)	1,505	1,850	1,059	946	347	310	1,406	1,256	(229)	(25)
Automation and Drives (A&D)(5)	3,628	2,554	2,573	1,985	355	310	2,928	2,295	354	298
Industrial Solutions and Services (I&S)(5)	2,705	1,749	1,744	1,133	234	235	1,978	1,368	55	35
Siemens Building Technologies (SBT)	1,373	1,088	1,083	989	19	21	1,102	1,010	50	49
Power Generation (PG)	4,060	2,485	2,071	1,567	3	11	2,074	1,578	177	214
Power Transmission and Distribution (PTD)	2,473	1,093	1,348	778	108	56	1,456	834	84	52
Transportation Systems (TS)	2,077	1,230	1,038	989	26	25	1,064	1,014	21	20
Siemens VDO Automotive (SV)	2,448	2,294	2,445	2,281	3	4	2,448	2,285	163	144
Medical Solutions (Med)	2,156	2,030	1,974	1,639	10	17	1,984	1,656	246	215
Osram	1,158	1,083	1,139	1,065	19	18	1,158	1,083	125	120
Other Operations(5)(6)	1,011	740	685	454	312	290	997	744	33	71

Total Operations Groups	28,488	21,740	20,513	16,829	1,502	1,398	22,015	18,227	1,402	1,565
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,853)	(1,478)	12	12	(1,458)	(1,342)	(1,446)	(1,330)	(329)	(270)
Other interest expense	—	—	—	—	—	—	—	—	(91)	(28)
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	26,635	20,262	20,525	16,841	44	56	20,569	16,897	982	1,267

									Income before
									income taxes
Financing and Real Estate Groups
Siemens Financial Services (SFS)	150	140	130	124	20	16	150	140	79	99
Siemens Real Estate (SRE)	411	383	64	65	347	318	411	383	53	37
Eliminations	(3)	(3)	—	—	(3)	(3)	(3)	(3)	—	—

Total Financing and Real Estate	558	520	194	189	364	331	558	520	132	136

Eliminations, reclassifications and Corporate Treasury	(405)	(370)	—	—	(408)	(387)	(408)	(387)	65	104

Siemens	26,788	20,412	20,719	17,030	—	—	20,719	17,030	1,179	1,507

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)
	12/31/05	9/30/05	2006		2005		2006	2005	2006	2005
Operations Groups
Communications (Com)	1,914	1,883	(7)		(20)		97	75	94	105
Siemens Business Services (SBS)	485	296	(413)		(190)		76	63	68	56
Automation and Drives (A&D)(5)	3,942	3,691	120		257		109	44	52	48
Industrial Solutions and Services (I&S)(5)	1,625	1,775	(86)		86		95	13	33	20
Siemens Building Technologies (SBT)	1,665	1,453	(145)		(73)		109	67	23	24
Power Generation (PG)	2,587	2,625	216		(215)		136	374	49	39
Power Transmission and Distribution (PTD)	1,933	1,869	38		24		30	31	27	15
Transportation Systems (TS)	470	584	165		(173)		34	15	12	12
Siemens VDO Automotive (SV)	4,009	3,823	27		198		164	106	101	96
Medical Solutions (Med)	3,912	3,685	88		6		54	56	59	47
Osram	2,123	2,065	108		204		66	51	61	64
Other Operations(5)(6)	1,985	1,608	(187)		(256)		78	153	22	27

Total Operations Groups	26,650	25,357	(76)		(152)		1,048	1,048	601	553
Reconciliation to financial statements
Corporate items, pensions and eliminations	(3,551)	(3,690)	(854	)(7)	(1,846	)(7)	72	(15)	(2)	3
Other interest expense	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	59,756	59,787	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	82,855	81,454	(930)		(1,998)		1,120	1,033	599	556

	Total assets
Financing and Real Estate Groups
Siemens Financial Services (SFS)	10,398	10,148	89		(176)		113	80	56	46
Siemens Real Estate (SRE)	3,361	3,496	28		(104)		57	61	42	44
Eliminations	(504)	(340)	(29	)(7)	(26	)(7)	—	—	—	—

Total Financing and Real Estate	13,255	13,304	88		(306)		170	141	98	90

Eliminations, reclassifications and Corporate Treasury	(8,571)	(8,553)	22	(7)	298	(7)	—	—	—	—

Siemens	87,539	86,205	(820)		(2,006)		1,290	1,174	697	646

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	The divisions of the dissolved L&A Group were allocated as follows for all periods presented: Electronic Assembly Systems were reclassified to A&D, Postal Automation and Airport Logistics were reclassified to I&S and Distribution and Industry Logistics as well as Material Handling Products were reclassified to Other Operations. For further information see Annual Report 2005.
(6)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(7)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended December 31, 2005 and 2004
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2006	2005	2006	2005	2006	2005	2006	2005
Net sales	20,719	17,030	(408)	(387)	20,569	16,897	558	520
Cost of sales	(15,111)	(11,597)	408	387	(15,072)	(11,573)	(447)	(411)

Gross profit on sales	5,608	5,433	—	—	5,497	5,324	111	109
Research and development expenses	(1,289)	(1,126)	—	—	(1,289)	(1,126)	—	—
Marketing, selling and general administrative expenses	(3,738)	(3,320)	(1)	(1)	(3,659)	(3,246)	(78)	(73)
Other operating income (expense), net	69	17	(21)	(25)	41	11	49	31
Income from investments in other companies, net	140	144	—	—	124	115	16	29
Income (expense) from financial assets and marketable securities, net	340	299	(20)	69	363	231	(3)	(1)
Interest income (expense) of Operations, net	(4)	(14)	—	—	(4)	(14)	—	—
Other interest income (expense), net	53	74	107	61	(91)	(28)	37	41

Income from continuing operations before income taxes	1,179	1,507	65	104	982	1,267	132	136
Income taxes(1)	(314)	(390)	(17)	(27)	(262)	(328)	(35)	(35)
Minority interest	(50)	(34)	—	—	(50)	(34)	—	—

Income from continuing operations	815	1,083	48	77	670	905	97	101
Income (loss) from discontinued operations, net of income taxes	(2)	(82)	—	—	(2)	(83)	—	1

Net income	813	1,001	48	77	668	822	97	102

Basic earnings per share
Income from continuing operations	0.92	1.22
Loss from discontinued operations	(0.01)	(0.10)

Net income	0.91	1.12

Diluted earnings per share
Income from continuing operations	0.87	1.16
Loss from discontinued operations	—	(0.08)

Net income	0.87	1.08

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

SIEMENS AG
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the three months ended December 31, 2005 and 2004
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2006	2005	2006	2005	2006	2005	2006	2005
Cash flows from operating activities
Net income	813	1,001	48	77	668	822	97	102
Adjustments to reconcile net income to cash provided
Minority interest	54	38	—	—	54	38	—	—
Amortization, depreciation and impairments	701	667	—	—	603	577	98	90
Deferred taxes	49	77	3	8	40	60	6	9
Losses (gains) on sales and disposals of businesses and real estate, net	(54)	(4)	—	—	(23)	2	(31)	(6)
(Gains) on sales of investments, net	(26)	(8)	—	—	(26)	(8)	—	—
(Gains) on sales and impairments of marketable securities, net	(351)	(228)	—	—	(351)	(228)	—	—
(Income) from equity investees, net of dividends received	(95)	(110)	—	—	(80)	(99)	(15)	(11)
Change in current assets and liabilities
(Increase) decrease in inventories, net	(813)	(672)	3	—	(787)	(683)	(29)	11
(Increase) decrease in accounts receivable, net	(802)	135	309	32	(1,121)	83	10	20
Increase (decrease) in outstanding balance of receivables sold	(85)	(67)	(35)	(57)	(50)	(10)	—	—
(Increase) decrease in other current assets.	(241)	(348)	(66)	246	(149)	(485)	(26)	(109)
Increase (decrease) in accounts payable	(438)	(435)	(4)	(6)	(447)	(391)	13	(38)
Increase (decrease) in accrued liabilities	(43)	75	3	(13)	(39)	145	(7)	(57)
Increase (decrease) in other current liabilities	1,013	261	61	(20)	925	209	27	72
Supplemental contributions to pension trusts	—	(1,496)	—	—	—	(1,496)	—	—
Change in other assets and liabilities	141	(142)	(3)	47	167	(161)	(23)	(28)

Net cash provided by (used in) operating activities- continuing and discontinued operations	(177)	(1,256)	319	314	(616)	(1,625)	120	55
Net cash provided by (used in) operating activities — continuing operations	(17)	(974)	319	314	(456)	(1,342)	120	54
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(844)	(619)	—	—	(688)	(486)	(156)	(133)
Acquisitions, net of cash acquired	(291)	(518)	—	—	(289)	(518)	(2)	—
Purchases of investments	(158)	(54)	—	—	(146)	(46)	(12)	(8)
Purchases of marketable securities	(40)	(2)	—	(1)	(39)	(1)	(1)	—
(Increase) decrease in receivables from financing activities	(262)	(284)	(332)	(80)	—	—	70	(204)
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	35	57	—	—	(35)	(57)
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	303	115	—	—	199	84	104	31
Proceeds from sales and dispositions of businesses	12	1	—	—	12	1	—	—
Proceeds from sales of marketable securities	475	312	—	8	475	293	—	11

Net cash provided by (used in) investing activities — continuing and discontinued operations	(805)	(1,049)	(297)	(16)	(476)	(673)	(32)	(360)
Net cash provided by (used in) investing activities — continuing operations	(803)	(1,032)	(297)	(16)	(474)	(656)	(32)	(360)
Cash flows from financing activities
Purchase of common stock	(172)	(114)	—	—	(172)	(114)	—	—
Proceeds from re-issuance of treasury stock	81	20	—	—	81	20	—	—
Change in short-term debt	(213)	824	(6)	748	(139)	55	(68)	21
Dividends paid to minority shareholders	(36)	(26)	—	—	(36)	(26)	—	—
Intracompany financing	—	—	(1,130)	(2,503)	1,140	2,202	(10)	301

Net cash provided by (used in) financing activities	(340)	704	(1,136)	(1,755)	874	2,137	(78)	322
Effect of exchange rates on cash and cash equivalents	25	(107)	16	(88)	10	(19)	(1)	—
Net increase (decrease) in cash and cash equivalents	(1,297)	(1,708)	(1,098)	(1,545)	(208)	(180)	9	17
Cash and cash equivalents at beginning of period	8,121	12,190	6,603	11,251	1,471	908	47	31

Cash and cash equivalents at end of period	6,824	10,482	5,505	9,706	1,263	728	56	48

SIEMENS AG
CONSOLIDATED BALANCE SHEETS (unaudited)
As of December 31, 2005 and September 30, 2005
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	12/31/05	9/30/05	12/31/05	9/30/05	12/31/05	9/30/05	12/31/05	9/30/05
ASSETS
Current assets
Cash and cash equivalents	6,824	8,121	5,505	6,603	1,263	1,471	56	47
Marketable securities	1,306	1,789	—	—	1,288	1,772	18	17
Accounts receivable, net	18,066	17,122	3	(6)	13,963	12,758	4,100	4,370
Intracompany receivables	—	—	(14,365)	(15,489)	14,339	15,362	26	127
Inventories, net	13,730	12,812	(7)	(4)	13,635	12,744	102	72
Deferred income taxes	1,503	1,484	(184)	(178)	1,606	1,580	81	82
Assets held for sale	382	245	—	—	382	245	—	—
Other current assets	5,426	5,230	436	506	3,851	3,746	1,139	978

Total current assets	47,237	46,803	(8,612)	(8,568)	50,327	49,678	5,522	5,693

Long-term investments	3,935	3,768	—	—	3,583	3,463	352	305
Goodwill	9,260	8,930	—	—	9,133	8,799	127	131
Other intangible assets, net	3,088	3,107	—	—	3,071	3,092	17	15
Property, plant and equipment, net	12,167	12,012	—	—	8,439	8,217	3,728	3,795
Deferred income taxes	6,365	6,321	1,558	1,541	4,772	4,743	35	37
Other assets	5,487	5,264	131	106	1,889	1,836	3,467	3,322
Other intracompany receivables	—	—	(1,648)	(1,632)	1,641	1,626	7	6

Total assets	87,539	86,205	(8,571)	(8,553)	82,855	81,454	13,255	13,304

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	4,277	3,999	3,250	3,049	730	564	297	386
Accounts payable	9,840	10,171	(4)	(1)	9,624	9,965	220	207
Intracompany liabilities	—	—	(15,576)	(15,998)	9,315	9,134	6,261	6,864
Accrued liabilities	10,179	10,169	117	115	9,935	9,898	127	156
Deferred income taxes	1,835	1,938	(483)	(475)	2,091	2,203	227	210
Liabilities held for sale	369	289	—	—	369	289	—	—
Other current liabilities	14,312	13,058	308	222	13,698	12,559	306	277

Total current liabilities	40,812	39,624	(12,388)	(13,088)	45,762	44,612	7,438	8,100

Long-term debt	7,866	8,436	6,715	6,937	760	978	391	521
Pension plans and similar commitments	5,235	4,917	—	—	5,233	4,917	2	—
Deferred income taxes	423	427	9	(26)	242	274	172	179
Other accruals and provisions	4,814	5,028	91	91	4,218	4,519	505	418
Other intracompany liabilities	—	—	(2,998)	(2,467)	302	284	2,696	2,183

	59,150	58,432	(8,571)	(8,553)	56,517	55,584	11,204	11,401

Minority interests	688	656	—	—	688	656	—	—
Shareholders’ equity
Common stock, no par value
Authorized: 1,113,295,461 and 1,113,295,461 shares, respectively
Issued: 891,085,461 and 891,085,461 shares, respectively	2,673	2,673
Additional paid-in capital	5,166	5,167
Retained earnings	27,396	26,583
Accumulated other comprehensive income (loss)	(7,459)	(7,305)
Treasury stock, at cost 1,104,755 and 9,004 shares, respectively	(75)	(1)

Total shareholders’ equity	27,701	27,117	—	—	25,650	25,214	2,051	1,903

Total liabilities and shareholders’ equity	87,539	86,205	(8,571)	(8,553)	82,855	81,454	13,255	13,304

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: January 26, 2006	/s/ Dr. Ralf P. Thomas
	Name:	Dr. Ralf P. Thomas
	Title:	Corporate Vice President and Controller

/s/ Dr. Klaus Patzak
Name:	Dr. Klaus Patzak
Title:	Corporate Vice President Financial Reporting and Controlling